UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	December 12, 2003
By
Name:	Marcos Grodetzky
Title:  Investor Relations Officer
































TELE NORTE LESTE PARTICIPACOES S.A.

 (NYSE: TNE - Bovespa: TNLP)


Payment of Interest on Capital



Rio de Janeiro, December 12, 2003 - The Board of Directors of Tele Norte Leste has authorized the payment of R$ 458.1 million as Interest on Capital ("IOC"), to be distributed along with the mandatory dividends to be declared for 2003, to be credited to the positions held on December 30, 2003. Such payments shall be proposed and determined until April 30, 2004, according to the terms described below:

1. Amounts Payable: To holders of common shares (TNLP3), preferred shares (TNLP4) and Depositary Receipts (TNE) on December 30, 2003, the amount of R$1.20 per thousand shares (R$1.20 per ADR) will be paid as IOC, which represents R$ 1.02 net of withholding taxes;

2. Remuneration: the principal amount of IOC determined above shall bear interest based on the Taxa Referencial (TR) for the period from January 01, 2004 until the initial payment date;

3. Payment: The payment dates will be determined by the Company and proposed for approval until April 30, 2004;

4. Taxes: The principal amount of the IOC (item 1) and the accrued interest (item 2) will be subject to withholding tax, as determined by Brazilian law. Tax-exempt shareholders or legal representatives should prove such condition by presenting the appropriate documents at Banco do Brasil branches until December 26, 2003;

5. "Ex-Date": The shares will start trading "ex-IOC" in Brazil as of January 02, 2004.



Marcos Grodetzky
Investor Relations Officer